Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

November 4, 2011

English translation of an interview with Dominique Cerutti, President and Deputy Chief Executive Offier of NYSE Euronext, that appeared in Le Figaro Economie on November 3, 2011

        Cerutti: “The Paris market will play a pivotal role in the financing of SMEs.”

REPORTEED BY

YANN LE GALES

CERTAIN market professionals want to see a new exchange dedicated to SMEs. Dominique Cerutti, President and Deputy CEO of NYSE Euronext, explains how the stock market can play a broader role in the financing of SMEs.

LE FIGARO. – Market professionals criticise NYSE Euronext, claiming it is not interested in intermediate-sized French companies.

Dominique Cerutti. – This criticism is unfounded and dangerous, because it weakens the market at a time when more than ever we need to join forces to serve SMEs. These small and mid-sized companies, which have created 80% of new jobs in recent years, are 92% financed by banks, 7% by investment funds and only 1% through the stock exchange. With the impact that the new Basel 3 and Solvency 2 prudential ratios will have on credit, stock market access will become central to the financing of SMEs. Paris market participants must focus their energies and embrace this objective.

What concrete measures have you already taken?

Significant progress has been made over the last two years to facilitate SMEs’ access to the  capital markets. Under the auspices of the Ministry of the Economy, Finance and Industry, 15 measures have been implemented, and NYSE Euronext is continuing to play an active role in developing the ecosystem. Over the past 18 months, we have organised or sponsored 191 events (informational and educational workshops) and we support various associations, especially in regions of France outside of Paris. In this regard, we have bolstered our SME-dedicated salesforce, and are federating key players, such as listing sponsors (ALIS created in May 2010), lawyers (ADB created in September 2011) and in the near future auditors and chartered accountants. Lastly, we believe that our merger with Deutsche Börse will make it possible to create a Franco-German SME segment with critical mass and access to an expanded reservoir of liquidity and a broader investor base.

Why would an SME choose the stock exchange, given the current market environment?

The new listings market is going through a very difficult period. 160 transactions have been postponed in the past 18 months. This is unprecedented. But the stock market remains an unparalleled source of financing for growing companies, and the current difficulties are not a reason to turn our backs on the work that has been accomplished by companies and by Paris market professionals. The British, the Italians and the Germans are all envious of this cooperation. I propose that we take the 15 measures implemented in the past few months, examine them in detail and evaluate them, so as to identify new commitments we can make together.

How can company executives be convinced to choose the stock exchange?

All market participants must work together. In addition, SME owner-executives must understand and accept the transparency imposed on listed companies and why it is desirable. We are also working very hard in various French and pan-European regulatory and decision-making bodies to ensure that stock exchanges serve to finance the real economy and to accompany the growth of companies of all sizes.

What new initiatives are you taking?

In addition to the measures previously mentioned, the ongoing work on listing-related constraints and the discussions we are ready to have on admission fees, we are launching two initiatives. The first is about making the governance of this segment more collegial. We are broadening our issuers’ committees and creating a strategic planning committee dedicated to SMEs. This will be headed by Fabrice Demarigny, author of the European “Small Business Act” report. It will be operational by the end of the year and will analyse what is working well and what is not working. The committee’s job will be to make proposals and to help NYSE Euronext’s Board of Directors in the strategic choices related to this segment. Our second initiative is to propose a pan-European range of corporate bond trading services dedicated to listed and unlisted SMEs. We are determined to diversify the funding sources available to these companies. ■

English translation of an interview with Dominique Cerutti, President and Deputy Chief Executive Offier of NYSE Euronext, that appeared in Le Nouvel Economiste on November 3, 2011

Le Nouvel Economiste, 3 November 2011

Dominique Cerutti

President and Deputy CEO, NYSE Euronext

“Fighting opacity and fragmentation -- two major scourges of capital markets”

Markets are meant to serve the real economy -- before they generate profits for the people who operate in them

By Patrick Arnoux

The spasms racking the financial world make his job harder -- but since they are precisely what he aims to remedy, Dominique Cerutti is tackling NYSE Euronext’s highly complex merger with Deutsche Börse energetically. As head of the Paris exchange and a member of the management board of the holding company to which it belongs, Cerutti is well-placed to comment on the challenges posed by these sweeping moves toward consolidation. But to explain their complexities, he needs the skills of a teacher, highlighting the flaws -- opacity and fragmentation in the financial markets -- that he plans to help remedy and underscoring the essential role of markets in meeting the real economy’s need for resources, not merely making a fortune for a handful of clever dealers. He’s got his work cut out for him. Finally, he hopes to win over SMEs, a goal integral to the wide-ranging merger and a reconciliation he can only achieve by rallying an entire ecosystem. That process is now under way, guided by the lofty resolution of the head of Euronext Paris.

“In a transaction this wide-ranging and this critical to the structure of the capital markets industry, it’s natural for observers to take the floor and express their opinions for or against. In Germany, I’ve seen far more positive voices and support than opposition. Obviously some stakeholders have raised questions, but on the whole the merger delivers what everyone has been calling for: greater transparency and less fragmentation, achieved through the emergence of a regulated exchange that is an international benchmark. People who aren’t familiar with our industry don’t understand that exchanges are here to provide full transparency, protect stakeholders, ensure the integrity of trades and promote stability. By any measure, the merger of NYSE Euronext and Deutsche Börse will create the first world-class benchmark exchange, and it will help fight opacity and fragmentation -- two major scourges of capital markets. The crisis has made this very clear. The merger also brings huge benefits for the various types of clients served by exchanges. First, it gives companies seeking to raise capital a wider and deeper market, with increased liquidity and visibility.

It also has benefits for our clients, especially investors seeking more liquid markets with lower operating costs. You achieve that through economies of size and scale. Intermediaries are our third major category of stakeholder: large banks and some brokers prefer to trade on large unified markets since it gives them access to a diversified range of asset classes in very liquid markets, from a single point -- and that reduces their connection and operating costs.

So that pretty much covers two major issues -- the regulation that financial markets need and the interests of our clients. These sweeping merger operations meet new market needs. Their success hinges on people. A few years ago, when the first set of plans for a Euronext/Deutsche Börse merger got under way, our business models were different and the two teams weren’t comfortable with it. The French side criticised what it saw as a frenzied drive toward centralisation by the Germans, while the Germans claimed that the French weren’t prepared to work the way they wanted. That’s all in the past now.

At the time, there was also another approach: creating trans-Atlantic markets. Which is exactly what we did with the New York Stock Exchange, a move that came in for a lot of criticism. Yet NYSE Euronext is now one of the world’s top exchanges.

As markets become more globalised, our project is very consistent with European interests. We will be joining forces with the Germans to create a regulated exchange that is an international benchmark, with around 75% of its operations in Europe.

Financial market vs. Exchange

People often confuse the financial market with the stock exchange. The exchange is a market operator that works in a highly regulated industry and keeps transactions transparent. It’s only one part of the financial market, which is a vast ecosystem consisting of banks, intermediaries, investors, regulators, legal advisers, consultants, and so on. London is far and away the world’s largest financial market, followed by New York in second place and Hong Kong in third.

But a stock exchange is something else. The one we are going to create will be structured around New York, Paris, Frankfurt and part of London. Our business with the London exchange is important because of its very large market for derivatives.

Opaque financial markets

We are working towards this merger for a whole series of reasons: in some areas, financial markets have improved, while in others trends are very worrying. Today the consensus is that, on the whole, things are more worrying than positive. To put it simply, financial markets face four scourges. The first is galloping opacity, and the numbers make your head spin. Capital markets consist of four main sectors: derivatives, foreign exchange, shares and bonds.

The OTC derivatives market is 90% opaque: open contracts total $600,000 billion, or ten times world GDP. Foreign exchange is the second-largest market, and it is 100% opaque. Trading in bonds -- or debt, which used to be transparent -- is now 95% opaque. So we’re not talking about marginal situations here. The market for shares, which used to be generally transparent, is now 40% opaque. So the first scourge is opacity, which increases risk since regulators can’t see what is going on. The second scourge is fragmentation, driven by ultra-fierce competition, in the part of the market that is still transparent (no more than 10-15%). This is already a reality, with 132 markets executing trades in the transparent segment in Europe. Above all, it’s a problem for regulators: on the one hand, there is a huge section of markets that they simply can’t see, and on the other, hyper-fragmentation is complicating their job immeasurably. And fragmentation itself is a product of rapidly accelerating technology.

Third, these globalised markets need Europe-wide regulation, but it is very difficult for regulators to operate at that level. National standards are less and less effective; we have to lend a hand to ensure that they respond effectively.

That last point is extremely important: we’re going to have to get our priorities right. Markets are meant to serve the real economy and society -- before they generate profits for the people who operate in them or respond to dogma that insists on the value of unbridled competition.

These issues have roiled the markets and are worrying everyone. Periods of extreme upheaval, as we’ve seen in Europe since early August, shouldn’t be blamed on individual stakeholders, but on markets that, as a whole, are behaving in a way that is highly damaging to society. And while they didn’t cause the crisis in the first place, they are making it worse. Which means there is a critical need to strip away the opacity, consolidate markets, implement healthy levels of regulation and enable everyone, all stakeholders, to get their priorities straightened out.

To be sure, we are pursuing the merger on business grounds -- but also in response to these underlying trends. Not many people understand that a stock exchange has a public mandate in a highly regulated industry. Our role, which is extremely difficult, is to fight the opacity and the fragmentation every single day, to try to strengthen regulation. Most people associate stock exchanges with financial markets and the opacity of financial markets. You can see this clearly in the outraged demonstrators in front of the stock exchange on Wall Street. But they’re in the wrong place: the fact is that stock exchanges increase  market transparency and integrity.

The scourge of fragmentation

Almost all of the alternative trading platforms are operating at a loss. How good has their surveillance been? At NYSE Euronext we are responsible for surveillance, and we have a large staff for it -- around sixty in Paris. Every day, they report to the regulators on market developments, including any misbehaviour. Every month, we blow the whistle on three or four suspected cases. But according to the regulators, all of the alternative trading platforms combined -- all based in London -- haven’t flagged a single case in two years. We represent 16% of the market, and these platforms account for 40%. That ought to raise some questions.

High-frequency trading

It’s a complicated subject. It’s essentially arbitrage, driven by high-speed technology. When market fragmentation allows the same security to be bought and sold at different prices at the same time, I can place myself between the buyer and seller, use technology to act very quickly, and earn a margin from the difference. Since I’m playing spreads, I don’t earn much on each transaction, but I make a lot of transactions. Arbitrage has always existed -- in fact, it’s essential because it improves market quality, especially in fragmented markets, and reduces spreads. As for whether spreads ultimately make markets better or worse, a series of studies concluded that they don’t cause dysfunction and that they do generate almost as much liquidity as they consume. But the same studies show that when markets start to spin out of control, spreads can lead to a collapse if all of the active traders pull out at the same time. It’s not unhealthy, but it needs better regulation.

My last major point is that we need 10-20% of the market’s stakeholders to be arbitrageurs. But when turmoil scares away traditional investors (institutionals or retail investors), then active traders represent a much larger proportion of the total. At which point, the proportion of high-frequency trading becomes worrying for the layman and for politicians. If it suddenly reaches 50%, as it did in the US, people start asking, ‘Are these the markets we want?’ The AMF does a lot of work in this area, and other European regulators are addressing it, too.

What the merger means

Many of the comments I’ve seen show that our merger is misunderstood. Here are the facts: we are setting up a world-class exchange that will handle listings of large corporations and SMEs, cash trading, and derivatives and post-trading operations.

This entity will operate under a clear name/brand that we are not yet in a position to announce. There are other more important priorities for the time being. Creating this new stock exchange does not mean that we are pulling out of any countries or regions -- that’s where our roots lie, along with the companies that we want to help grow. Our challenge is to achieve a successful balance by structuring our business so that it is competitive and serves society, the economy, the regulators and our various client profiles in increasingly global markets -- and also meets the needs of businesses, without ever forgetting that some of them are domestic. This applies to France, Belgium, Germany and others.

SMEs and the stock exchange

Fragmenting the market will not help SMEs, which need better access to a very visible, very liquid market, at lower costs. Economies of scale are one way to achieve this. And here our alliance with Deutsche Börse will help, given DB’s strong presence with SMEs due to the structure of the German economy. By creating a reunified market, we’ll attract investors to a big market with impressive scope and good liquidity; we’ll appeal to investors with capital as well as intermediaries operating on these markets.

In France, extensive work was done in the run-up to our alliance with Deutsche Börse. [Then-Finance Minister] Christine Lagarde got the ball rolling by calling for a number of stakeholders, including CDC, Oseo, AMF and ourselves, to create a special committee of market representatives. This committee met every quarter. It was teamwork in action: to get a company listed, it takes an entire eco-system, not a single player. A number of measures were decided on.

Listings plummet

In an unprecedented development, over the past six months market conditions have caused the cancellation or postponement of 165 listings worldwide. Over the same period, we succeeded in attracting around 50 candidates, while the UK’s AIM saw more delistings than listings. To be sure, AIM already counted more companies due to the fact that it was founded earlier. Alternext is only five years old, but we are catching up. Some naysayers are busy sabotaging our teamwork; they refuse to grasp that we must work with the entire ecosystem. And they imagine that an alternative platform would resolve the problem. For people who are familiar with the issues, it’s getting pathetic.

Pressure on bank lending and private equity is rising. Not that we’ve seen a massive influx of SMEs that are eager to list. The role of the financial market and the ecosystem is to ensure that things go smoothly. And an alternative trading platform is not the right answer. We’ve made progress over the past two years, but we still have a long way to go.

The cost of listing amounts to 7.5% of capital raised. We represent only 5% of this figure, or 0.4% of the total. What we need is for the entire ecosystem surrounding an SME to help reduce related costs as well as the complexity of prospectuses and regulatory issues. Should we lower our standards? You can’t ask an SME to meet the same requirements as a CAC 40 component; an SME is not in a position to pay one or two people to work full-time on this. We’re trying to bring the ecosystem together, and to that end we’ve created a network of listing sponsors. With coordination and help from us, these professionals assist SMEs from the time they start looking into the possibility of listing all the way through to their market debut. For the time being, this network is not as effective as it could be; it’s operating in difficult conditions. And in addition to listing sponsors it would be good to bring in other stakeholders, including banks and legal advisers.

Obstacles to the merger

Culture -- in the business sense of the term -- is definitely the touchiest issue. This is especially true in a multinational business like ours that combines European and Anglo-American cultures; we have French, Belgian and Portuguese partners, along with Germans. The rest is simply high technology. With the Germans, we’re on the same wave length; we see markets the same way, including remedies for the scourges now dragging them down. Which enables us to agree on a business model. What is the most sensitive subject? As always, issues of people and culture. It’s working out well, since we are all expanding our international horizons even as we preserve our roots and our origins.

Asia on the horizon

The next step? Let’s start by saying that we’re taking it one step at a time, because we have lots to do in the next two to three years. Second, we’re thinking about how we might tie up with other types of exchanges, particularly in Asia -- economies that are beginning to awaken. This will be through partnerships, not necessarily equity interests. When these exchanges start to look westward, they’ll be looking for partners. This deal is our way of telling them that we are one of the players they want to partner with.

A “merger of equals”

The generic term “merger of equals” has been widely used. We’ve been tested in many ways, in every country, and by all kinds of regulators. The most important issue has been governance, under a formula that has demanded a lot of work (but) is now very well balanced. Reaching this balance took a great deal of effort for the Board, the Executive Committee and working groups in various locations.

We have had many discussions with the French authorities. My own view is that when you see what is going on around the globe, in Europe and in France, the merger is an exceptional opportunity for Paris to play at the top of the league.

In the new entity, we’ll be listed on three markets: New York, Paris and Frankfurt. Our group will be a holding company under Dutch law. Since our two headquarters will be in New York and Frankfurt, we’ve distributed our activities among our decision-making centres. Paris will be in charge of cash operations for Europe and will lead the group’s internal and external IT team. Frankfurt will be in charge of international derivatives and post-trading activities. New York will continue to handle group cash activities. It’s really a transaction that will balance activities between the United States and Europe, and we’ve had no conflicts or friction.

There are only two major steps left. The first is convincing the regulators now in talks with us not to block the deal, and the second is to have our proposal reviewed by the European Commission’s antitrust team. The antitrust team should release their conclusions between now and the end of December, and we’re confident. We finished phase 1 on August 4 and entered phase 2 on August 5. We received the Commission’s “statement of objections” on October 4; this is a 130-page document setting out points that it is concerned about in our proposal. Hearings were held in Brussels last week: they allowed both sides to shed light on the issue and laid the groundwork for working with the Commission to find solutions to outstanding questions.

It’s quite a challenge: explaining in clear and simple terms to people who are not experts what has been going on for years in capital markets, and explaining the role of stock exchanges in this movement, which is worrying at times.

Another development that underscored this several years ago came when stock exchanges were “mutualised” by those with an interest in them. When individual brokers were abolished, banks took control, only to pull out in turn when the exchanges were themselves listed on the stock exchange. As a result, we are a private-sector company that is listed and traded, but also holds a public mandate in a highly regulated industry. Our dual function can be confusing for outsiders seeking to understand exactly who we are. Being a private company doesn’t change the fact that we operate in a highly regulated industry; we have a public mandate to finance the world economy and bring transparency and integrity to markets.

People don’t understand that this is one of the last remaining options for doing away with market opacity and putting a stop to hyper-fragmentation. There are no other tools. Regulators cannot engage in discussions with hordes of stakeholders. They need markets that are highly regulated windows allowing them to operate on a supranational scale. Ten years ago we broke new ground with Euronext. At the time, each regulator managed a small part of the market and they had to get together; they set up a college of regulators that operated based on unanimous decisions and was extremely effective for ten years. By partnering with Deutsche Börse, we are giving regulators an ever larger window.

Important notice:

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.